                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549






                                  FORM 11-K

                                ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                 For the fiscal year ended December 31, 2000






          ROCKWELL INTERNATIONAL CORPORATION RETIREMENT SAVINGS PLAN
                       FOR REPRESENTED HOURLY EMPLOYEES









                      ROCKWELL INTERNATIONAL CORPORATION
                    777 East Wisconsin Avenue, Suite 1400
                          Milwaukee, Wisconsin 53202

ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                      PAGE NO.
                                                                                      --------
INDEPENDENT AUDITORS' REPORT                                                             1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
    December 31, 2000 and 1999                                                           2

  Statements of Changes in Net Assets Available for Benefits
    Years Ended December 31, 2000 and 1999                                               3

  Notes to Financial Statements                                                          4

FORM 5500 SUPPLEMENTAL SCHEDULE:

  Schedule of Assets Held for Investment Purposes,
    December 31, 2000                                                                   10

SIGNATURE                                                                              S-1

EXHIBIT:

  Independent Auditors' Consent                                                        S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell International Corporation Retirement Savings Plan for
  Represented Hourly Employees and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of Rockwell International Corporation Retirement Savings Plan for Represented Hourly Employees (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 25, 2001

ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------



                                                               2000                 1999
                                                          --------------        ------------
ASSETS

INVESTMENTS:
  Master Defined Contribution Trust                       $    7,377,434        $  7,039,089
  Loan Fund                                                      147,836              49,078
                                                          --------------        ------------

        Total investments                                      7,525,270           7,088,167
                                                          --------------        ------------

TOTAL NET ASSETS
  AVAILABLE FOR BENEFITS                                  $    7,525,270        $  7,088,167
                                                          ==============        ============

See notes to financial statements.

ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR REPRESENTED
HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


                                                              2000                 1999
                                                        ----------------      --------------
NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR                                       $      7,088,167      $      457,874
                                                        ----------------      --------------

INCOME:
  Earnings from investments:
    Net earnings in Master Defined Contribution Trust            326,407             112,989
    Interest                                                       7,588               4,760
                                                        ----------------      --------------


        Total earnings from investments                          333,995             117,749
                                                        ----------------      --------------

Contributions:
    Employer                                                     209,834             167,230
    Employee                                                     796,223             474,546
                                                        ----------------      --------------

        Total contributions                                    1,006,057             641,776
                                                        ----------------      --------------

        Total income                                           1,340,052             759,525
                                                        ----------------      --------------

EXPENSES:
  Payments to participants or beneficiaries                      866,627              57,008
  Administrative expenses                                         25,236              25,681
                                                        ----------------      --------------

        Total expenses                                           891,863              82,689
                                                        ----------------      --------------

NET INCOME                                                       448,189             676,836
                                                        ----------------      --------------

NET TRANSFERS (FROM) TO THE PLAN                                 (11,086)          5,953,457
                                                        -----------------     --------------

NET INCREASE                                                     437,103           6,630,293
                                                        ----------------      --------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                           $      7,525,270      $    7,088,167
                                                        ================      ==============

See notes to financial statements.

ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of the Rockwell International Corporation Retirement Savings Plan for Represented Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information.

      a. General - The Plan is a defined contribution plan sponsored by Rockwell International Corporation ("Rockwell"). The Central Retirement Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo N.A. (the "Trustee") is the trustee of the Plan. The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). See Notes 6 and 7 which describe changes to the Plan.

      Participants in the Plan may invest in any of the following investment funds:

               Diversified Fund - Invests principally in common stocks and convertible securities.

               Aggregate Bond Index Fund - Invests in fixed income securities included in the Lehman Brothers Aggregate Bond Index.

               Stable Value Fund - Invests in insurance contracts and fixed income securities.

               Balanced Fund - Invests in a diversified mix of fixed income and equity securities.

               S&P 500 Index Fund - Invests principally in the stocks of companies that comprise the Standard & Poor's 500 Index.

               Mid-Cap Equity Fund - Invests principally in equity securities of companies with medium market capitalizations.

               International Equity Fund - Invests in equity securities of companies outside the United States.

               Stock Fund B (employee contributions) - Effective November 1, 1999 invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

               High Yield Bond Fund - Invests principally in debt instruments and convertible securities, with an emphasis on lower quality, higher yielding securities.

               Large-Cap Value Equity Fund - Invests principally in equity securities of companies with large market capitalizations that are generally viewed as "under valued" by the market.

               Large-Cap Growth Equity Fund - Invests principally in equity securities of growth companies with large market capitalizations.

               Small-Cap Stock Fund - Invests principally in equity securities of companies with small market capitalizations.

               Horizon Retirement Fund - Invests principally in Plan stable value and fixed income funds but will also invest in Plan equity funds.

               Horizon 2010 Fund - Invests principally in Plan equity funds but will also invest in Plan fixed income and stable value funds.

               Horizon 2020 Fund - Invests principally in Plan equity funds but will also invest in Plan fixed income funds.

               Horizon 2030 Fund - Invests principally in Plan equity funds but will also invest in Plan fixed income funds.

           Other funds of the Plan include:

               Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

               ArvinMeritor Stock Fund - Holds the common stock of ArvinMeritor Automotive, Inc. ("ArvinMeritor").

               Conexant Stock Fund - Holds the common stock of Conexant Systems, Inc. ("Conexant")

               Loan Fund - Represents outstanding participant loan balances.

           The ArvinMeritor and Conexant Stock Funds are closed to any additional employer and employee contributions. Additionally, there are special rules regarding distributions from such funds. Any dividends received on behalf of these funds are paid to the Stable Value Fund.

      b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 16% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant's compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant's base compensation.

           The Rockwell matching contribution is 50% of participant contributions up to the first 5% of the participant's contribution for the Allen-Bradley IAM Union participant group and up to the first 6% of the participant's contributions for the Madison, Indiana participant group. No Rockwell contributions are made to the participant accounts of the Chicago Service Center, Hamilton, and Euclid participant groups. The Rockwell matching contributions are made to Rockwell Stock Fund A, which holds a combination of cash and Rockwell common stock. Participants who are vested may elect once per year to transfer a maximum of 25% of the participant's interest Rockwell Stock Fund A to one or more of the investment funds.

      c. Investment Elections - Participants may elect to have their contributions made to any of the funds indicated in Note 1.a. that are available to participant contributions in 5% increments among any or all these funds. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Stable Value Fund.

      d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

      e. Vesting - Each participant is fully vested at all times in the portion of the participant's account that relates to the participant's contribution and earnings thereon. Rockwell's matching contributions and earnings thereon for the participants in the Allen-Bradley IAM Union are vested 20% after the participant has completed one year of service, 40% after two years of service and are fully vested after the participant has completed three years of vested service. Rockwell's matching contributions and earnings thereon for the Madison, Indiana groups of participants are vested after the participant has completed three years of vesting service.

      f. Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans) from the balance of the participant's account. Loans are secured by the remaining balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full after a minimum of one month. Payments of principal and interest are credited to the participant's account. Participants may have up to two outstanding loans at a time.

      g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

      h. Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

      i. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death, or other termination of employment.

           Upon termination of employment, other than retirement, participants receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum.

           Upon retirement, participants may elect to receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum or in annual installment payments for up to 10 years.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. Purchases and sales on securities are recorded on trade date basis. Interest is recorded as earned. Dividends are accrued upon Rockwell Board of Directors' approval. See Note 3. The loan fund is stated at cost which approximates fair value.

     b. Expenses - The Plan fees and expenses, including fees and expenses connected with the provision of administrative services by external service providers, are paid from Plan assets.

     c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.


3.   MASTER DEFINED CONTRIBUTION TRUST


     At December 31, 2000, and 1999, with the exception of the participant loan fund, all of the Plan's investment assets were held in the Master Defined Contribution Trust ("Master Trust") account, at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net (loss) earnings of the investment accounts to the various participating plans.

     The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments at fair value. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The investment funds held by the Master Trust are the same as those discussed in Note 1.

     The net earnings or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

     The net assets of the Master Trust at December 31, 2000 and 1999 are summarized as follows:

                                                               2000                 1999
                                                        ----------------      --------------
     Cash and equivalents                               $     42,606,035     $    57,771,160
     Corporate bonds and debentures                           49,898,290          42,402,523
     Common stocks                                         2,443,409,074       4,428,191,177
     Mutual funds                                            629,966,165         503,123,568
     Preferred/convertible securities                          3,548,531                   -
     Stable value fund                                       555,014,288         547,797,792
     Diversified fund                                          1,323,597                   -
     Guaranteed investment contracts                          47,284,912         147,012,701
     Accrued income                                                    -           4,091,896
                                                        ----------------     ---------------

         Net assets available for benefits              $  3,773,050,892     $ 5,730,390,817
                                                        ================     ===============

     The net (loss) earnings of the Master Trust for the years ended December 31, 2000 and 1999 is summarized as follows:

                                                              2000                 1999
                                                        ----------------      --------------
     Interest                                           $     42,346,692      $   49,441,701
     Dividends                                                71,814,777          57,083,001
     Net (depreciation) appreciation in fair value
     of investments:
        U. S. Government securities                                    -            (375,707)
        Corporate bonds and debentures                         1,615,477          (1,899,587)
        Common stocks                                     (1,247,539,797)      2,074,314,661
        Mutual Funds                                         (25,188,187)        151,108,840
        Other                                                   (354,963)           (392,165)
                                                        -----------------     ---------------

           Net (loss) earnings                          $ (1,157,306,001)     $2,329,280,744
                                                        ================      ==============

     The Plan's interest in the total Master Trust as a percentage of net assets of the Master Trust was less than 1% at December 31, 2000 and 1999. While the Plan participates in the Master Trust, the portfolio of investments is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net depreciation and net appreciation in 2000 and 1999, respectively. Prior to the transfer of assets to the Master Trust in April 1999, net appreciation of $5,495 occurred in the various investment funds.

4.   TAX STATUS

     The Plan has not yet obtained a determination letter from the Internal Revenue Service. Rockwell, however, believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan qualifies under Section 401(a) to be tax-exempt as of December 31, 2000. Therefore, no provision for income taxes has been included in the Plan's financial statements.


5.   NON PARTICIPANT-DIRECTED INVESTMENTS

     In the period January 1, 1999 through March 31, 1999, prior to the inclusion of the Plan's assets in the Master Trust (see Note 3), the interest accumulation fund was considered to be a nonparticipant-directed fund under SOP No.99-3. Information about the significant components of the changes in net assets for the three-month period ended March 31, 1999 relating to nonparticipant-directed investments is as follows:


               Contributions                                            $   48,903
               Interest                                                      3,728
               Transfers to participant-directed investments                  (649)
                                                                        ----------

                  Changes in net assets                                 $   51,982
                                                                        ==========

6.   CHANGES IN THE PLAN

     In January 1999, Rockwell approved a series of changes to the Plan that became effective April 1, 1999. These changes included transferring the Plan's investments into the Master Trust (Note 3), changing the investment options under the Plan to those discussed in Note 1, permitting up to two concurrent participant loans, permitting participants to invest employee contributions in 1% increments among different investment options (described in Note 1c), and allowing employees to elect pre-tax or after-tax employee contributions daily.

     In December 1999, the Reliance Electric Industrial Company Voluntary Contributory Retirement Savings Plan with total assets of $3,162,659 was merged with the Plan and $2,708,480 in assets belonging to certain participant groups of the Rockwell Employee Savings and Investment Plan for Represented Hourly Employees were transferred into the Plan.

     Effective June 1, 2000, Rockwell made changes to the Plan that included: increasing the number of investment options, payment in cash of quarterly dividends earned from Rockwell common stock to participants, allowing for transfers of non-Rockwell stock funds to any of the investment funds, allowing for cash or stock to be received for distributions or in-service withdrawals from the Plan and allowing participants who are 55 years old with at least five years of service to transfer a portion of Rockwell contribution funds (Stock Fund A) to other investment funds within the plan.

     Effective September 1, 2000, vested participants (three years of service) are eligible to transfer a portion of Rockwell contribution funds (Stock Fund A) to other investment funds within the Plan.

     Participants should refer to the Plan document for more complete information regarding changes in the Plan.

7.   SUBSEQUENT EVENTS

     In December 2000, Rockwell announced its intention to spinoff its Rockwell Collins avionics and communications business into a separately traded, publicly held company. The transaction is expected to be completed on June 29, 2001. After the spinoff, Rockwell Collins, Inc. and Rockwell Automation will each own a 50% equity interest in the Rockwell Scientific Company LLC.

     Following the transaction, Rockwell will retain sponsorship of the Plan and the trusts related thereto. Rockwell will cause each Rockwell Collins, Inc. employee and each Rockwell Scientific Company LLC employee to have a fully nonforfeitable right to such employee's account balances, if any, under the Plan. The account balances of each such employee will be maintained under the Plan. However, such employees will not be entitled to make additional contributions under the Plan and matching contributions will no longer be made by either Rockwell, Rockwell Collins, Inc. or Rockwell Scientific Company LLC to the Plan on behalf of such employees.

     Rockwell Collins, Inc. and Rockwell Scientific Company LLC will separately establish new savings plans for their active employees. The Rockwell Collins, Inc. savings plans and Rockwell Scientific Company LLC savings plans will allow active employees to transfer their account balances from the Plan to their respective company's savings plans.



                                  * * * * *

ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR REPRESENTED
HOURLY EMPLOYEES


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
DECEMBER 31, 2000
-------------------------------------------------------------------------------

    COLUMN A          COLUMN B                 COLUMN C                COLUMN D          COLUMN E

                                         Description of Investment
                   Identity of Issuer,   Including Collateral, Rate
                   Borrower, Lessor      of Interest, Maturity Date,                       Current
                   or Similar Party         Par or Maturity Value        Cost               Value
-------------     --------------------  ---------------------------  --------------   ----------------

      *           Wells Fargo, N.A.     Master Defined
                                        Contribution Trust           $   7,323,646      $   7,377,434

      *           Various               Participant Loans;
                  participants          prime rate plus 1%,
                                        due 2001 to 2010                   147,836            147,836
                                                                     -------------      -------------

                  Total investments                                  $   7,471,482      $   7,525,270
                                                                     =============      =============


*Party-in-interest

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administer has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



ROCKWELL INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR REPRESENTED HOURLY EMPLOYEES



By  /s/ Alfred J. Spigarelli
   ----------------------------
        Alfred J. Spigarelli
        Plan Administrator



Date:  June 28, 2001

                                                                         EXHIBIT











INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-89219 of Rockwell International Corporation on Form S-8 and the Prospectus related thereto of our report dated June 25, 2001, appearing in this Annual Report on Form 11-K of Rockwell International Corporation Retirement Savings Plan for Represented Hourly Employees for the year ended December 31, 2000.




/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 25, 2001






                                       S-2